UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

December 3, 2021

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Results of 2021 Annual General Meeting
    On December 2, 2021, Atlassian Corporation Plc (the “Company”) held its 2021 Annual General Meeting (the “AGM”). At the AGM, fourteen resolutions, as set out in the Company’s Notice of Annual General Meeting dated October 19, 2021, were considered and acted upon. All fourteen resolutions were proposed and approved on a poll.
    Each shareholder present in person, or by proxy, was entitled to one vote for every Class A ordinary share held and ten votes for every Class B ordinary share held. The total number of votes received for each resolution is set out below (shown to reflect ten votes for every Class B ordinary share and one vote for every Class A ordinary share). As of October 5, 2021, the voting record date, there were 140,419,555 Class A ordinary shares and 112,332,269 Class B ordinary shares outstanding, all of which were entitled to vote with respect to all matters acted upon at the AGM.

	Resolutions	For	Against	Abstain
1.	To receive the Company’s accounts and the reports of the directors and the auditors for the year ended June 30, 2021 (the “Annual Report”).	1,229,236,551	1,691,721	165,493
2.	To approve the Directors’ Remuneration Report as set forth in the Annual Report.	1,199,779,372	31,262,646	51,747
3.	To reappoint Ernst & Young LLP as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company.	1,230,737,613	333,495	22,657
4.	To authorize the Audit Committee of the Board of Directors to determine the remuneration of the auditor.	1,230,810,521	258,549	24,695
5.	To re-elect Shona L. Brown as a director of the Company.	1,227,324,240	3,731,134	38,391
6.	To re-elect Michael Cannon-Brookes as a director of the Company.	1,230,986,386	70,198	37,181
7.	To re-elect Scott Farquhar as a director of the Company.	1,230,989,478	67,530	36,757
8.	To re-elect Heather Mirjahangir Fernandez as a director of the Company.	1,231,022,326	34,037	37,402
9.	To re-elect Sasan Goodarzi as a director of the Company.	1,226,775,861	4,279,414	38,490
10.	To re-elect Jay Parikh as a director of the Company.	1,227,438,136	3,616,724	38,905
11.	To re-elect Enrique Salem as a director of the Company.	1,230,922,192	43,508	128,065
12.	To re-elect Steven Sordello as a director of the Company.	1,230,914,536	139,968	39,261
13.	To re-elect Richard P. Wong as a director of the Company.	1,229,706,109	1,348,933	38,723
14.	To re-elect Michelle Zatlyn as a director of the Company.	1,230,988,594	68,544	36,627

Signature

    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 3, 2021	Atlassian Corporation Plc

/s/ James Beer
James Beer Chief Financial Officer